10250 Constellation Blvd., Suite 1100
Los Angeles, California 90067
Tel: +1.424.653.5500 Fax: +1.424.653.5501
www.lw.com FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
July 22, 2024	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
VIA EDGAR	Hong Kong	Singapore
	Houston	Tel Aviv
U.S. Securities and Exchange Commission	London	Tokyo
Division of Corporation Finance	Los Angeles	Washington, D.C.
Office of Real Estate & Construction	Madrid

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ameen Hamady

Mark Rakip

Catherine De Lorenzo

Pam Long

Re:	Lineage, Inc.

Registration Statement on Form S-11

File No. 333-280470

Ladies and Gentlemen:

On behalf of Lineage, Inc. (the “Company”), we are today filing an amendment to the Company’s above-referenced Registration Statement on Form S-11 (the “Registration Statement”). The Registration Statement has been revised to reflect the Company’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 19, 2024, relating to the Registration Statement. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

Amendment No. 1 to Form S-11 filed July 16, 2024

The Offering, page 44

1.

Please include footnote disclosure to explain the significance to investors of the combined total number of shares of the company’s common stock plus the total number of OP units (233,709,319) that will be outstanding after completion of the formation transactions and the offering.

July 22, 2024

Response: The Company respectfully advises the Staff that footnote 2 on page 46 of the Registration Statement explains that OP units, other than Legacy OP Units (until they are reclassified as OP units) and OP units issued upon exchange of OPEUs, are redeemable for cash or, at our election, shares of our common stock on a one-for-one basis, subject to adjustment in certain circumstances, beginning 14 months after the original issuance of such units (other than OP units that were previously classified as Legacy OP Units, which have such redemption rights at any time after their reclassification into OP units and are not subject to such 14-month waiting period).

Use of Proceeds, page 110

2.

Please provide additional information regarding the $91.6 million cash grant to certain employees in connection with the offering. Please identify any directors or executive officers who will receive payments from this grant, and tell us what consideration you have given to including disclosure of these payments as compensation or as a related party transaction.

Response: The Company respectfully advises the Staff that the Company disclosed the identified grant (as well as the related election to take cash in lieu of shares of common stock) to each named executive officer as compensation under “Executive Compensation—Equity Awards in Connection with the IPO—Executive and Employee IPO Awards” on page 277 of the Registration Statement. The Company has revised the disclosure on pages 110 and 292 of the Registration Statement to disclose the same with respect to each executive officer who is not a named executive officer. No directors (other than the Chief Executive Officer) received the identified grant.

Dilution, page 115

3.

You disclose an immediate dilution in pro forma net tangible book value per share to new investors totaling $58.31 given the calculation of $17.69 pro forma net tangible book value per share after the formation transactions, this offering and other pro forma adjustments. However assuming the underwriters exercise their option to purchase additional shares, while you disclose pro forma net tangible book value per share would have been $19.30, your disclosure appears to indicate a significant reduction to the immediate dilution in pro forma net tangible book value to $12.47 per share as reflected on page 116, rather than the difference between the mid-point of the IPO price less such $19.30 per share pro forma net tangible book value assuming overallotment exercise. Please advise, and provide to us your per share calculations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 116 of the Registration Statement.

*********

July 22, 2024

Any comments or questions regarding the foregoing should be directed to the undersigned at 213-891-7339. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Lewis W. Kneib

Lewis W. Kneib of LATHAM & WATKINS LLP

cc:	Greg Lehmkuhl, Lineage, Inc.

Rob Crisci, Lineage, Inc.

Natalie Matsler, Lineage, Inc.

Julian T.H. Kleindorfer, Esq., Latham & Watkins LLP

Scott C. Chase, Esq., Goodwin Procter LLP

David H. Roberts, Esq., Goodwin Procter LLP

3